Advanced Medical Optics INC

2002 Annual Report

AMO
ADVANCED MEDICAL OPTICS

Technology
will take us
places we
cannot yet
envision.

But to
merely go
along for
the ride
is not
enough.

Advanced Medical Optics is committed to leading the world with technologies that will enhance vision.

Every day,
we invest our
capital and
efforts to
achieve better
patient outcomes
and improve
practitioner
productivity.

The Future

In Sight.™

Advanced Medical Optics

Advanced Medical Optics, Inc. (AMO) is a global leader and trusted partner in helping the world achieve better vision. The Company develops and manufactures high quality, innovative ophthalmic surgical and eye care products that address a broad range of eye disorders. With its long history and focus on technology, AMO is creating The Future in Sight.™

Headquartered in Santa Ana, California, AMO employs approximately 2,100 people worldwide, including a talented global sales team that leads direct sales operations in more than 20 countries and has a presence in more than 60 countries.

Additionally, AMO has global manufacturing capabilities with plants in Puerto Rico and China, and a global research and development perspective with facilities in the United States, Japan and the United Kingdom.



(on left) William R. Grant, Chairman of the Board
(on right) James V. Mazzo, President and CEO

In June 2002, Advanced Medical Optics became an independent global company producing and marketing ophthalmic surgical and eye care products. After enjoying a successful tenure under the Allergan umbrella, AMO today is a new company with the entrepreneurial freedom to concentrate on growth and expansion. AMO already produces well established brand name products and has a strong global distribution system. Our success as an independent company so far has proven the merit of the spin-off, and we are proud to be a very focused medical device company.

Viewed by the industry as a trusted leader and partner, AMO is well positioned to help advance the science of eye care — now on a rising demand from strong demographic trends, most notably an aging population. We have a long history of innovation and a worldwide sales and marketing team that can deliver our products to eye care professionals, patients and consumers. Our goal is to increase practitioner productivity and enhance patient outcomes.

We are fortunate to have a Board of Directors very familiar with the ophthalmic industry. The Board's experience includes the successful management of startup companies, venture capital investments, and engineering and high tech companies, combined with financial expertise, worldwide operating experience and sensitivity to political change. As a group, the

Directors have served on over 15 public company boards, bringing valuable and diverse experience to our company.

Our Board has adopted, and our employees are entrusted with, a code of ethics that represents our formal commitment to the principles of honesty, integrity, and fairness. Our standards and commitment to excellence are such that nothing in the Sarbanes-Oxley Act, the recently enacted public accounting reform and investor protection requirements, or the Securities and Exchange Commission rules, is a surprise or hardship. Our activities in the coming year will reflect positively on our stockholders, the marketplaces we serve, the communities we live and work in, and ourselves. I speak for the entire Board when I say that we view our service to be a serious responsibility and an honor.

We appreciate your ownership of our company and commit our efforts to its future success.

Sincerely,

William R. Grant

William R. Grant
Chairman of the Board

I am pleased to report on Advanced Medical Optics and our operations since the spin-off from Allergan in June 2002. Becoming an independent company has given us the opportunity to leverage our strengths, expand our leadership position, and capitalize on the opportunities that come from being an extremely focused entity. Our vision is to deliver innovative technologies that provide eye care professionals and patients with the highest quality of products and services.

Competitively, AMO already has several unique advantages, including: ◦ a proven history of continuous product innovation with a distinguished heritage in eye care ◦ leading market positions in both businesses ◦ an established worldwide infrastructure and distribution network ◦ attractive growth and expansion opportunities in various geographic regions and resulting from several market drivers ◦ a talented management team dedicated to the growth and success of the Company ◦ an experienced and committed Board of Directors.

Financial Performance

Financially, we have performed well and proven our ability to execute and deliver results. In 2002, we reported net sales of $538.1 million and net earnings of $25.9 million. On an adjusted basis*, our diluted earnings per share were $0.58.

Building upon our heritage, in 2002 we increased our research and development expenses to 5.6 percent of net sales. Our increased funding of research and development is an integral part of our commitment to develop leading-edge technologies, and we plan for it to continue to grow as a percentage of our net sales over the coming years.

We also improved our gross margin. The adjusted gross margin in 2002 was 61.9 percent of net sales compared to 59.7 percent of net sales in 2001. This improvement reflects a shift toward higher-technology products and lower inventory costs.

Because of our strong operating performance in 2002, we strengthened our balance sheet by reducing our post-spin principal balances on debt by $25 million. In January 2003, we paid down an additional $25 million in debt, bringing our principal debt balances to $250 million. We will continue to evaluate opportunities to further improve the quality of our balance sheet.

Business Performance – Ophthalmic Surgical

Our strong position has allowed us to continue our tradition of building our businesses on a solid foundation of science and technology. We believe that technology and innovation are the best platforms to establish leadership positions in the market, and we fully expect our businesses to achieve these leadership positions.

In 2002, we achieved sales of $270.4 million in our ophthalmic surgical business. Our success was attributable to our innovative technologies. We are particularly proud of our advanced phacoemulsification machine, the *Sovereign*® system with *Whitestar*™ technology. When asked last year during a Market Scope Surgeons' Survey which phacoemulsification machine doctors would consider acquiring in the next 12 months, the *Sovereign*® system was ranked as the number one choice.

Our unique *OptiEdge*™ lens design continued to receive an enthusiastic response from our customers. Our patented and innovative design combines the best properties of round and square-edge intraocular lenses to reduce the problem of glare and create a sharp barrier to prevent cells from creating additional lens clouding. We are the only company with both silicone (*ClariFlex*™) and acrylic (*Sensar*™) intraocular lenses that employ this *OptiEdge*™ lens design. Our results are indicative of the market's acceptance of these unique advantages.

The *Amadeus*™ microkeratome, which is an automated precision cutting device used in LASIK procedures to create a corneal flap, gained market share. We were pleased to see the 2002 results, which showed we were number one in system sales in the United States. The *Amadeus*™ microkeratome, which was ranked number one in quality, reliability and service, is further testament to our belief that AMO can take innovative, leading technology and introduce it successfully in a fast and efficient manner.

We are also at the forefront of developing new technologies in the refractive market: the use of intraocular lenses to enhance patients' vision. AMO currently has two innovative technologies in this segment. The *Array*™ lens is the only FDA-approved multi-focal intraocular lens that offers cataract patients a range of vision from near to far, and is the only lens approved in Europe for the treatment of presbyopia. Additionally, in 2002 we began marketing the *Verisyse*™ phakic intraocular lens in Europe. The *Verisyse*™ lens is an anterior chamber phakic intraocular lens which has a proven record of favorable refractive outcomes while minimizing post-operative complications. We believe these lenses represent the future of technology in the refractive market.

We believe the sales performance of all our ophthalmic surgical products will continue to grow because of technological advances. Market drivers, including an aging population, and other trends such as increased product awareness, and attractive market expansion opportunities in various geographic regions, are also expected to drive growth.

Business Performance – Eye Care

In 2002, we achieved sales of $267.7 million in our eye care business. We believe that the leading positions our products hold in Japan and Europe, the efforts we began in 2002, and strong market drivers will help generate future growth.

The fastest growing segment in the eye care market is the one-bottle multi-purpose solution for contact lens disinfection. Our flagship branded eye care product *COMPLETE*® continued to perform well. Sales increased in 2002, and we continued to achieve exceptional growth in Europe and Japan. These results support our decision to increase our focus on the *COMPLETE*® branded product line.

We also made two key strategic decisions in 2002 to strengthen our position in the U.S. eye care market. First, we continued to exit the lower-margin private label business. Second, we began restructuring and expanding our sales force. This revitalized sales force will enhance our ability to address and meet the needs of our customers, and the practitioners' response has been extremely positive. And while we renewed our efforts in North America, we are also very pleased with our continued success in Europe, Asia and Japan. Results in these regions have been outstanding. Japan is currently the fastest growing market for eye care products in the world.

In Europe, we launched *blink*™ revitalizing eye drops. These eye drops, which are for use with contact lenses to freshen and soothe dry, tired eyes, are set to transform the category of contact lens rewetters. The future launch of other *blink*™ eye care products will help consolidate the authority of the *blink*™ brand as a major player in the lens rewetter market.

As with our ophthalmic surgical products, we believe that technological advances and strong demographic trends will continue to bring new contact lens wearers to the market and increase the need for innovative eye care systems. These trends include a growing, younger age group and general population that want to move away from glasses, and increased contact lens wearers in specialty markets. Because of the strength of our portfolio of eye care products, we are in a position to help meet the practitioners' and patients' needs for technologies that increase comfort and wear for all contact lens wearers.

Research and Development

Being committed to research and development is not a new approach for us. AMO has a long history of innovation. From introducing the first preservative-free peroxide disinfection system to offering the first approved foldable intraocular lens, the first approved multi-focal lens and the first cold phacoemulsification product, we continue to develop new and improved technologies, pushing the limits to what was previously thought impossible.

Research and development activities for the ophthalmic surgical business will continue to concentrate on enhancing the systems used in cataract and refractive surgery and developing new materials and designs for our products. Eye care research and development will continue to be aimed at creating systems that are effective, convenient and that provide increased comfort for patients.

Our internal research efforts will be complemented by strategic partnerships and business development deals. We are a desirable partner because of our distribution network, record of success, and rapid decision-making process. Our existing partnerships are among some of our most valued assets. Together, these opportunities will help us to leverage our competitive advantages and broaden our scope to serve new markets.

2003 and Beyond

In 2003, we intend to further strengthen our global positions in both the ophthalmic surgical and eye care markets. The opportunities have never been greater to positively impact peoples' vision through the use of advanced medical technology.

AMO has already shown the ability to maintain our focus and execute our global strategy. We will remain diligent to ensure we deliver on our goals, act decisively to market opportunities, and maintain strong partnerships with our customers.

In the year to come and beyond, I believe AMO will continue to be successful due to the integrity, values and competence of its people. I know success depends on having capable, dedicated employees who help shape the vision of the Company. It is their desire, skill and hard work that enable AMO to develop, acquire and launch innovative technologies, and I am proud and thankful to work with such an excellent team.

I also wish to thank you, our stockholders, for your encouragement and support. I look forward to a tremendous future with a great deal of excitement and anticipation.

Sincerely,



James V. Mazzo

President and Chief Executive Officer

*Adjusted results reflect adjusted financial statements that include the incremental costs associated with operating an independent company and exclude the non-recurring costs related to AMO's spin-off from Allergan in June 2002. Additional information on the reconciliation of GAAP and adjusted results may be found in previous financial press releases. Copies of AMO's press releases and SEC filings are available on AMO's website at www.amo-inc.com.

Financial Highlights

(In millions of dollars, except per share amounts)	Year Ended December 31, 2002		2001		2000		1999	
Ophthalmic Surgical	$	270.4	$	253.1	$	248.8	$	221.6
Eye Care	$	267.7	$	290.0	$	321.8	$	356.0
Total Product Net Sales	$	538.1	$	543.1	$	570.6	$	577.6
Products Sold by Location								
Domestic		28.1%		30.8%		31.3%		29.7%
International		71.9%		69.2%		68.7%		70.3%
Net earnings	$	25.9	$	55.0	$	49.1	$	44.5
Adjusted Amounts (unaudited) [1]								
Net earnings	$	16.9	$	14.8	$	8.8	$	–
Diluted earnings per share [2]		0.58		0.51		0.30		0.00

[1] The adjusted amounts in 2002 exclude the after-tax effect of: 1) the write off of $2.6 million of inventory deemed unusable due to the spin-off, 2) duplicate operating expenses of $8.3 million associated with the spin-off, 3) $1.9 million pre-spin unrealized loss on derivative instruments, and 4) $3.5 million of early debt extinguishment costs, and include the after-tax effect of: a) $3.4 million to reflect the estimated incremental costs resulting from an agreed to mark-up on costs for certain products manufactured and supplied by Allergan, b) $18.5 million to reflect the estimated incremental costs associated with being an independent public company, and c) $8.9 million to reflect the estimated increase in interest expense associated with the issuance of our senior subordinated notes and our senior credit facility.

The adjusted amounts in 2001 exclude the after-tax effect of: 1) $9.0 million of goodwill amortization, 2) $1.3 million unrealized gain on derivative instruments, and 3) $0.3 million loss on investments; and include the after-tax effect of: a) $6.8 million of estimated incremental costs for products manufactured and supplied by Allergan, b) $31.8 million of estimated incremental costs associated with being an independent public company, and c) $22.7 million of estimated incremental interest expense.

The adjusted amounts in 2000 exclude the after-tax effect of: 1) $9.3 million of goodwill amortization, and 2) $2.2 million restructuring charge reversal which increased operating income in 2000; and include the after-tax effect of: a) $8.0 million of estimated incremental costs for products manufactured and supplied by Allergan, b) $31.7 million of estimated incremental costs associated with being an independent public company, and c) $22.1 million of estimated incremental interest expense.

The adjusted amounts in 1999 exclude the after-tax effect of: 1) $9.2 million of goodwill amortization, and 2) $6.5 million restructuring charge reversal which increased operating income in 1999; and include the after-tax effect of: a) $10.1 million of estimated incremental costs for products manufactured and supplied by Allergan, b) $28.3 million of estimated incremental costs associated with being an independent public company, and c) $22.1 million of estimated incremental interest expense.

[2] Weighted average shares outstanding is computed based upon 28,723,512 shares outstanding on June 29, 2002, the date of the spin-off, through the end of 2002. Diluted earnings per share includes the dilutive effect of approximately 247,000 shares for the year ended December 31, 2002 and 181,000 shares for each of the years ended December 31, 2001, 2000 and 1999. Diluted earnings per share amounts are provided for information purposes only as AMO's earnings were part of Allergan's earnings through June 28, 2002.

Net Sales
(in millions of dollars)


1999 $578
2000 $571
2001 $543
2002 $538

Adjusted Net Earnings*
(unaudited, in millions of dollars)


1999 0
2000 9
2001 15
2002 17

Adjusted Diluted EPS*
(unaudited)


1999 0.00
2000 0.30
2001 0.51
2002 0.58

* The adjusted results reflect adjusted financial statements that include the incremental costs associated with operating an independent company and exclude the non-recurring costs related to AMO's spin-off from Allergan, Inc. in June 2002. Additional information on the reconciliation of GAAP and adjusted results may be found in copies of AMO's press releases. Copies of AMO's press releases and SEC filings are available on AMO's website at www.amo-inc.com.



Advanced

Medical Technology. AMO is dedicated to advancing the science of vision through the development of superior technologies that achieve better patient outcomes and improve practitioner productivity. The Company's commitment to research and development will help ensure significant medical advances in both ophthalmic surgical and eye care products. As a technology leader, AMO developed the first foldable intraocular lens. This technological breakthrough allows for a smaller surgical incision, reducing trauma to the eye and permitting a faster recovery. AMO also developed the first multi-focal intraocular lens, allowing for both near and far vision; was the first to introduce "cool" phacoemulsification techniques, allowing for reduced heat and energy in the eye during a cataract procedure; and was the first to develop a preservative-free peroxide disinfection system for contact lens care, allowing for advanced technology in an efficient and convenient system. AMO is currently the only leading company to market both acrylic and silicone intraocular lenses, providing surgeons a choice of high-quality, innovative products.

R&D Investment

R&D Spending
As a Percentage of Net Sales
(on an adjusted* basis)

4.8% 5.2% 5.5% 5.6%

AMO's renewed commitment to research and development focuses on next-generation technologies and devices that are safe, effective and address large, unmet needs.

AMO's ophthalmic surgical research and development is targeted at improving cataract and refractive surgical systems, phacoemulsification equipment, new materials and designs for intraocular lenses, and enhanced lens implantation instruments. AMO's efforts also include pursuing medical device technology in new segments such as back of the eye conditions, refractive implants for vision correction, and glaucoma devices.

* Adjusted results reflect adjusted financial statements that include the incremental costs associated with operating an independent company and exclude the non recurring costs related to AMO's spin-off from Allergan in June 2002. Additional information on the reconciliation of GAAP and adjusted results may be found in previous financial press releases. Copies of AMO's press releases and SEC filings are available on AMO's website at www.amo-inc.com



Advanced



Advanced

AMO's eye care research and development is targeted at creating proprietary systems that are effective and more convenient for contact lens wearers to use. Our efforts include seeking formulations that provide prolonged lubrication, improved protection and enhanced cleaning without irritation. These advanced formulations are designed to increase comfort and lens disinfection associated with contact lens wear and increase the amount of time individuals can wear lenses.

AMO complements its own research and development efforts with strategic partnerships that allow it to market new technologies through in-licensing, technological collaborations and joint ventures. Such alliances enable the Company to leverage its global sales force, distribution infrastructure and research and development efforts.



Medical

The eye functions much like a camera, incorporating a lens system to focus light, a shutter to regulate the amount of light passing through, and film, which records the image. Vision impairment results from the inability of any one of these systems to function properly. Common vision impairment problems include refractive disorders such as myopia (near-sightedness), hyperopia (far-sightedness), astigmatism (inability for the eye to focus) and presbyopia (inability for the eye's lens to accommodate) and the development of cataracts (the clouding of the eye's lens). As the human eye ages, the need for vision correction and the prevalence of cataracts increases.

Myopia is a refractive disorder in which light rays focus in front of the retina because the curvature of the cornea is too steep. Patients with this condition are able to see nearby objects clearly, but cannot focus on distant objects.

Hyperopia is a refractive disorder in which light rays focus behind the retina because the curvature of the cornea is too flat. Patients with this condition are able to see distant objects clearly, but are unable to focus on nearby objects.

Astigmatism is a refractive disorder that occurs when the otherwise uniform curvature of the cornea is somehow disrupted or becomes uneven, making it difficult to focus on an object.

Presbyopia is a refractive disorder in which there is a progressive loss of flexibility of the lens and its ability to accommodate, or change shape, to focus on near or far objects.

Cataracts, which are most common in individuals over the age of 60, are an irreversible progressive ophthalmic condition in which the eye's natural lens loses its usual transparency and becomes clouded and opaque. The clouding obstructs the passage of light to the retina and can eventually lead to blindness.


retina
iris
cornea
lens
optic nerve
vitreous

Surgical Procedures

Cataract removal and implantation of an intraocular lens is the most common surgical procedure performed in the United States and most other developed nations.

The largest segment of the global ophthalmic surgical market is the removal of cataracts. This segment includes products such as phacoemulsification machines, which are used to emulsify and extract the clouded human lens; foldable intraocular lenses, which are implanted in the lens capsule to restore sight after the natural human lens has been removed; and related surgical accessories such as viscoelastics, which help the eye maintain its shape during implantation of the intraocular lens. AMO's leadership position is in the technology areas of phacoemulsification equipment, intraocular lenses and lens implantation systems.

The second largest and rapidly growing segment of the ophthalmic surgical market is the surgical treatment of refractive disorders. This segment includes products such as a microkeratome, which is an automated precision cutting device used to create a corneal flap. AMO entered this market in 2000 with a microkeratome for Laser Assisted In-Situ Keratotomy ("LASIK") procedures. This market also includes the use of phakic intraocular lenses, which are designed to be inserted into the eye to provide vision correction beyond the refractive range of LASIK.

AMO currently holds the number two market share position worldwide in the ophthalmic surgical markets in which it competes.



Medical



Contact Lenses

The demographics of contact lens wearers is expanding.

Most contact lenses are worn to correct refractive disorders including myopia, hyperopia, astigmatism and presbyopia, and are frequently used as an alternative to glasses. In addition to lenses for vision correction, there are also cosmetic lenses designed to enhance or change eye color, with or without vision correction.

Several factors point to a significant opportunity for growth in the contact lens market: the greater acceptance of contact lenses in developed countries, broader acceptance among younger wearers and males, and continued improvement in lens and lens care technologies. As contact lenses become increasingly popular with all ages, so has the demand for convenient, effective and comfortable lens care products.

With a suite of innovative eye care products for every available type of contact lens, AMO is currently the number two contact lens care company worldwide in the markets in which it competes. AMO's products include multi-purpose cleaning and disinfecting solutions to destroy harmful micro-organisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, enzymatic cleaners to remove protein deposits, and lens rewetting drops to provide moisture and added wearing comfort.





Optics

Products. AMO is a leading global manufacturer and marketer of ophthalmic surgical and eye care products. Among the well-known ophthalmic surgical product brands AMO owns or has the rights to are *PhacoFlex*®, *ClariFlex*®, *Array*® and *Sensar*® foldable intraocular lenses, the *Unfolder*® lens implantation systems, the *Sovereign*® phacoemulsification system with *WhiteStar*™ technology, and the *Amadeus*™ microkeratome. AMO also currently offers both one-bottle multi-purpose and hydrogen peroxide disinfection systems for contact lens care. AMO's leading worldwide eye care brands include *COMPLETE*®, *COMPLETE*® *Blink-N-Clean*®, *Consept*® *F*, *Consept*® *1 Step*, *Oxysept*® *1 Step*, *Ultracare*®, *Ultrazyme*®, *Total Care*® and *blink*™.

Ophthalmic Surgical Products

AMO has a strong tradition of providing technology, quality and service to ophthalmic surgeons around the world. AMO's *Sovereign*® system with *WhiteStar*™ technology is a premier phacoemulsification system, and is the first cataract surgery system to use digitally modulated ultrasound. The *Sovereign*® system with *WhiteStar*™ technology uses "cool" phacoemulsification to enhance the efficiency and safety of phacoemulsification procedures, decreasing the amount of heat and energy delivered to the ocular environment. As a result, the *Sovereign*® system with *WhiteStar*™ technology can reduce procedure times and achieve clearer corneas one day after cataract surgery.†

† Data on file, Advanced Medical Optics, Inc.



Intraocular Lens


ClariFlex®


Sensar®


Array®


PhacoFlex® II

AMO's silicone *ClariFlex*® and acrylic *Sensar*® intraocular lenses incorporate the proprietary *OptiEdge*™ lens design, which is a rounded anterior edge, a sloping side edge, and a squared posterior edge. This reduces the potential for unwanted glare and reflections following the lens implantation. AMO's *Array*® multi-focal lens is the only FDA-approved intraocular lens that offers cataract patients a range of vision from near to far and less dependence on glasses. The *Array*® lens is also approved in Europe for the treatment of presbyopia and is currently the only intraocular lens with an approved presbyopic claim. AMO's *PhacoFlex*® family of lenses are the most widely used silicone intraocular lenses for cataract surgery worldwide. They can be inserted through incisions as small as 2.8 millimeters, depending on the specific model and by using AMO's unique and innovative patented insertion systems.

Sovereign® with *Whitestar*™



Amadeus™



The Unfolder® *Series*



Sovereign® *Compact*



AMO's *Sovereign*® system with *WhiteStar*™ technology is the premier phacoemulsification system that reduces heat and energy in the eye and allows for faster recovery. The *Amadeus*™ microkeratome set the new standard of safety, simplicity, and predictability in LASIK procedures, offering refractive surgeons excellent accuracy and consistent performance. AMO's *Unfolder*® lens implantation systems are companions to AMO's foldable intraocular lenses and are designed to assist the surgeon in achieving a controlled release of the lens in the capsular bag. The *Sovereign*® *Compact* system is a small, portable, state-of-the-art system that provides the same excellent clinical outcomes as the *Sovereign*® system.

Eye Care

AMO's comprehensive portfolio includes products for use with every type of contact lens. The market continues to evolve toward greater use of one-bottle, multi-purpose solutions with more comfort and versatile wetting solutions. In 2002, AMO's *COMPLETE®* multi-purpose solution remained the fastest growing one-bottle solution on the market.[†] With its proprietary formulation and built-in eye lubricant to condition and moisturize, *COMPLETE®* brand multi-purpose solution is preferred by a growing number of practitioners and consumers who recognize and appreciate its superior comfort and moisture.

† Data compiled from IRI, GFK, AC Nielsen, IMS and GERS.


NO RUB
AMO
COMPLETE
Multi-Purpose Solution
Cleans
Rinses
Disinfects
Stores
Removes Protein
COMPLETE Formula
Conditions your lenses with moisture
For Soft Contact Lenses

COMPLETE®



COMPLETE® Blink-N-Clean®



blink®



Consept® F


コンセプトF
Consept F

COMPLETE® multi-purpose solution is the only multi-purpose solution with an FDA-approved ophthalmic lubricant for lasting moisture and comfort. This solution cleans, rinses, and disinfects soft contact lenses and protects them from dryness and irritation throughout the day. *COMPLETE® Blink-N-Clean®* lens drops are convenient, in-eye lens drops that help prevent protein buildup and displace debris which can leave lenses cloudy, vision blurry and eyes feeling tired and irritated. It promotes lens cleanliness during wear and allows lens wearers to comfortably wear their lenses longer. AMO's *blink™* revitalizing eye drops freshen and soothe dry, tired eyes for contact lens wearers. *Consept® F* solution was the first approved nonheat disinfection system for soft contact lenses in Japan providing a convenient, easy system to clean lenses.

Some products not available in all areas.

Global Presence



Japan



United Kingdom



Canada



China

AMO is a global manufacturer with a worldwide sales and distribution network. AMO's sales and marketing strategy and organizational structure enable it to compete effectively in various markets around the world. This global scope and local expertise facilitate the introduction of new products and ensure strong brand recognition.

Condensed Consolidated Balance Sheets

(in thousands, except share data)	As of December 31, 2002	2001
Assets		
Current assets		
Cash and equivalents	$ 80,578	$ 6,957
Trade receivables, net	121,607	114,724
Inventories	46,129	65,237
Other current assets	26,180	23,634
Total current assets	274,494	210,552
Property, plant and equipment, net	39,830	28,293
Other assets	45,274	37,248
Goodwill and intangibles, net	103,608	101,373
Total assets	$ 463,206	$ 377,466
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 750	$ 18,988
Accounts payable	42,356	29,583
Accrued compensation	17,651	16,652
Other accrued expenses	47,447	20,328
Total current liabilities	108,204	85,551
Long-term debt, net of current portion	277,559	75,809
Other liabilities	11,759	2,176
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value; authorized 5,000,000 shares, none issued	–	–
Common stock, $.01 par value; authorized 120,000,000 shares; issued 28,723,512 and zero shares	287	–
Additional paid-in capital	47,455	–
Retained earnings	14,624	–
Allergan, Inc. net investment	–	215,653
Accumulated other comprehensive income (loss)	3,331	(1,723)
	65,697	213,930
Less treasury stock, at cost (3,151 and zero shares)	(13)	–
Total stockholders' equity	65,684	213,930
Total liabilities and stockholders' equity	$ 463,206	$ 377,466

Condensed Consolidated Statements of Earnings

(in thousands)	Year Ended December 31, 2002	2001	2000
Net sales	$ 538,087	$ 543,095	$ 570,573
Cost of sales	204,338	212,090	231,426
Gross margin	333,749	331,005	339,147
Selling, general and administrative	235,977	222,885	241,047
Research and development	29,917	28,990	29,878
Restructuring charge reversal	–	–	(2,237)
Operating income	67,855	79,130	70,459
Non-operating expense (income)			
Interest expense	13,764	3,302	3,625
Loss (gain) on investments, net	3,935	793	(231)
Unrealized loss (gain) on derivative instruments	3,199	(1,294)	–
Other, net	2,385	385	(1,135)
	23,283	3,186	2,259
Earnings before income taxes	44,572	75,944	68,200
Provision for income taxes	18,662	20,594	19,020
Earnings before cumulative effect of change in accounting principle	25,910	55,350	49,180
Cumulative effect of change in accounting principle, net of $160 of tax	–	(391)	–
Net earnings	$ 25,910	$ 54,959	$ 49,180

Condensed Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital
Balance at December 31, 1999	–	$ –	$ –
Comprehensive income			
Net earnings			
Other comprehensive income:			
Foreign currency translation adjustments			
Total comprehensive income			
Distributions to Allergan, Inc., net of advances			
Balance at December 31, 2000	–	–	–
Comprehensive income			
Net earnings			
Other comprehensive income:			
Foreign currency translation adjustments			
Total comprehensive income			
Distributions to Allergan, Inc., net of advances			
Balance at December 31, 2001	–	–	–
Comprehensive income			
Net earnings prior to spin-off			
Net earnings subsequent to spin-off			
Other comprehensive income:			
Foreign currency translation adjustments			
Unrealized loss on derivative instruments qualifying as cash flow hedges, net of $814 of tax			
Total comprehensive income			
Issuance of common stock in connection with the spin-off	28,724	287	80,094
Dividend and distributions to Allergan, Inc., net of advances and $17,513 of deferred tax assets resulting from the spin-off			(32,639)
Purchase of treasury stock, at cost			
Balance at December 31, 2002	28,724	$ 287	$ 47,455

Retained Earnings	Allergan Inc. Net Investment	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income
$ –	$ 246,757	$ (8,037)	–	$ –	$ 238,720	
	49,180				49,180	$ 49,180
		4,039			4,039	4,039
						$ 53,219
	(76,680)				(76,680)	
–	219,257	(3,998)	–	–	215,259	
	54,959				54,959	$ 54,959
		2,275			2,275	2,275
						$ 57,234
	(58,563)				(58,563)	
–	215,653	(1,723)	–	–	213,930	
	11,286				11,286	$ 11,286
14,624					14,624	14,624
		6,226			6,226	6,226
		(1,172)			(1,172)	(1,172)
						$ 30,964
	(80,381)				–	
	(146,558)				(179,197)	
			(3)	(13)	(13)	
$ 14,624	$ –	$ 3,331	(3)	$ (13)	$ 65,684	

Condensed Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2002	2001	2000
Cash flows provided by operating activities			
Net earnings	$ 25,910	$ 54,959	$ 49,180
Non cash items included in net earnings:			
Cumulative effect of accounting change for derivative instruments	–	551	–
Amortization of original issue discount and debt issuance costs	814	–	–
Depreciation and amortization	15,746	22,093	22,653
Amortization of prepaid royalties	–	392	7,364
Deferred income taxes	4,150	(3,222)	(56)
Loss on investments and assets	5,788	3,080	2,165
Unrealized loss (gain) on derivatives	3,199	(1,294)	–
Restructuring charge reversal	–	–	(2,237)
Changes in assets and liabilities:			
Trade receivables	2,809	2,426	(3,610)
Inventories	19,041	5,858	7,721
Other current assets	(2,887)	(6,047)	617
Accounts payable	11,994	(909)	6,335
Accrued expenses	35,702	1,203	3,606
Other non-current assets	(5,632)	(3,278)	(91)
Net cash provided by operating activities	116,634	75,812	93,647
Cash flows from investing activities			
Additions to property, plant and equipment	(16,737)	(5,865)	(6,578)
Proceeds from sale of property, plant and equipment	591	901	195
Additions to capitalized internal-use software	(948)	(3,069)	(523)
Additions to demonstration and bundled equipment	(4,993)	(6,428)	(4,132)
Net cash used in investing activities	(22,087)	(14,461)	(11,038)
Cash flows from financing activities			
Net decrease in notes payable	–	(7,595)	(38,497)
Proceeds from issuance of senior subordinated notes	197,194	–	–
Long-term debt borrowings	108,363	–	43,522
Repayment of long-term debt	(136,363)	–	–
Net proceeds from settlement of interest rate swap	5,637	–	–
Dividend and distributions to Allergan, Inc., net of advances	(196,710)	(58,563)	(76,680)
Purchase of treasury stock	(13)	–	–
Net cash used in financing activities	(21,892)	(66,158)	(71,655)
Effect of exchange rates on cash and equivalents	966	(877)	(563)
Net increase (decrease) in cash and equivalents	73,621	(5,684)	10,391
Cash and equivalents at beginning of year	6,957	12,641	2,250
Cash and equivalents at end of year	$ 80,578	$ 6,957	$ 12,641
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 3,790	$ 3,166	$ 3,457
Income taxes	$ 3,240	$ 660	$ 138

TABEND

TABEND

TABEND

Independent Auditors Report / Report of Management

The Board of Directors of Advanced Medical Optics, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Advanced Medical Optics, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002 not presented herein; and in our report dated February 20, 2003, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to a change in the method of accounting for goodwill and intangibles in 2002 and a change in the method of accounting for derivative instruments and hedging activities in 2001.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Orange County, CA
February 20, 2003

KPMG LLP

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in this report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Ethics adopted by the Board of Directors, applicable to all employees of the Company and its subsidiaries. Management believes that the Company's system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets.

The Audit and Finance Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters and to discharge its responsibilities outlined in its written charter. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent auditors, KPMG LLP, were recommended by the Audit and Finance Committee of the Board of Directors and selected by the Board of Directors. KPMG LLP was engaged to audit the 2002, 2001, and 2000 consolidated financial statements of Advanced Medical Optics, Inc. and its subsidiaries and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in Exhibit A to the Company's proxy statement.

February 20, 2003

James V. Mazzo
President and
Chief Executive Officer

Richard A. Meier
Corporate Vice President and
Chief Financial Officer

Robert F. Gallagher
Vice President, Controller and
Principal Accounting Officer

Executive Leadership Team and Board of Directors

Executive Leadership Team



(from left) **Peter P. Nolan**, Senior Vice President, Operations; **Holger Heidrich, Ph.D.**, Corporate Vice President and President, Europe, Africa and Asia Pacific Region; **C. Russell Trenary III**, Corporate Vice President and President, Americas Region; **Francine D. Meza**, Senior Vice President, Human Resources; **James V. Mazzo**, President and CEO; **Jane E. Rady**, Corporate Vice President, Strategy & Technology; **Richard A. Meier**, Corporate Vice President and Chief Financial Officer; **Aimee S. Weisner**, Corporate Vice President, General Counsel and Secretary; **Max Akedo**, President, Japan Region.

Board of Directors



(from left) **David E.I. Pyott**, **William J. Link, Ph.D.**, **James O. Rollans**, **William R. Grant**, Chairman of the Board; **James V. Mazzo**, President and CEO; **Christopher G. Chavez**, **Michael A. Mussallem**.

Corporate Overview and Stockholder Information

Corporate Headquarters

1700 E. St. Andrew Place
P.O. Box 25162
Santa Ana, CA 92799-5162
(714) 247-8200
E-mail: investors@amo-inc.com
Internet: www.amo-inc.com

Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 852-2179 Domestic
(201) 329-8660 International
Internet: www.melloninvestor.com

Form 10-K

A copy of AMO's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our website at www.amo-inc.com or without charge by contacting:

Investor Relations

Erika Richmond
(714) 247-8348
E-mail: investors@amo-inc.com

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Advanced Medical Optics, Inc. will be held at its corporate headquarters, 1700 E. St. Andrew Place, Santa Ana, CA 92705, on April 30, 2003, at 10:00 a.m.

Market Prices of Common Stock and Dividends

The following table shows the quarterly price range of the common stock during the period listed. AMO declared no dividends in 2002.

Calendar Quarter	2002 High	2002 Low
Third	$ 10.78	$ 7.70
Fourth	$ 12.08	$ 8.21

AMO common stock is listed on the New York Stock Exchange and is traded under the symbol "AVO."

The approximate number of stockholders of record was 6,375 as of January 31, 2003.

Trademarks

Except as set forth below, all product names appearing in capital letters or italics are trademarks or service marks that are owned by, licensed to, or promoted by Advanced Medical Optics, Inc., its subsidiaries or affiliates. The following AMO trademarks appear in this report: ADVANCED MEDICAL OPTICS, AMO, the AMO logo, ARRAY, BLINK, CLARIFLEX, COMPLETE, COMPLETE BLINK-N-CLEAN, CONSEPT F, CONSEPT 1 STEP, OXYSEPT 1 STEP, PHACOFLEX II, SENSAR, SOVEREIGN, The Future In Sight, TOTAL CARE, ULTRACARE, ULTRAZYME, UNFOLDER and WHITESTAR. AMADEUS is a trademark of SIS AG, Surgical Instruments Systems; and OPTIEDGE is a trademark of Ocular Sciences, Inc.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this report that refer to AMO's estimated or antic
ipated future results, including, by way of example only, statements in the Chairman's and President's letters, statements regarding technological advance
ment, new markets and alliance partners, and other statements that reflect our opinions and projections, are forward-looking statements.

All forward-looking statements in this report reflect the Company's current analysis of existing trends and information and represent the Company's judg
ment only as of the date of this report. Actual results may differ from current expectations based on a number of factors affecting AMO's businesses, includ
ing changing competitive, regulatory and market conditions; the timing and uncertainty of the results of both the research and development and regulatory
processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance,
including the approval, introduction and consumer acceptance of new products and continuing acceptance of currently marketed products; the effective
ness of consumer advertising and promotional campaigns; the timely and successful implementation of strategic initiatives; the uncertainty associated with
the identification of and successful consummation and execution of external corporate development transactions; and AMO's ability to obtain and maintain
a sufficient supply of its products to meet market demand in a timely manner. In addition, matters generally affecting the economy, such as changes in inter
est and currency exchange rates and the state of the economy worldwide, can affect the Company's results. Therefore, the reader is cautioned not to rely
on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements. Additional information
concerning the factors that affect AMO's businesses can be found in AMO press releases as well as its periodic public filings with the Securities and
Exchange Commission. In particular, the discussion under the heading "Certain Factors and Trends Affecting AMO and its Businesses" in AMO's 2002 Form
10-K provide additional risk factors.

Advanced Medical Optics
1700 E. St. Andrew Place
Santa Ana, California 92705
www.amo-inc.com
NYSE:AVO

AMO
ADVANCED MEDICAL OPTICS